Exhibit 99.1

PAN AMERICAN SILVER POSTS RECORD FINANCIAL RESULTS
FOR 2011

The Company Produced 21.9 Million Ounces of Silver and 78,426 Ounces of Gold in 2011

 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, B.C. – February 23, 2012 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the “Company”, or “Pan American”), today reported strong financial results for the fourth quarter of 2011 and new all-time Company records for sales, net income, mine operating earnings and cash flow from operations for the fiscal year ended December 31, 2011.  In addition, the Company provided an update on its operations, a forecast for consolidated production and cash costs for 2012, as well as further information with respect to Management’s expectations for the completion of the proposed acquisition of Minefinders Corporation Ltd. ("Minefinders").

Fourth Quarter 2011 Highlights (unaudited) (1)
• Silver production of 5.3 million ounces.
• Gold production of 17,239 ounces.
• Consolidated cash costs(2) of $11.18 per ounce of silver, net of by-product credits.
• Mine operating earnings(3) of $88.3 million.
• Net earnings of $95.5 million or $0.89 per share.
• Adjusted earnings(4) of $64.5 million or $0.61 per share.
• Cash flow from operations before changes in working capital(5) of $79.2 million or $0.74 per share.
• Sales of $212.4 million.

2011 Year-End Highlights (unaudited) (1)
• Silver production of 21.9 million ounces.
• Gold production of 78,426 ounces.
• Cash costs(2) of $9.44 per ounce of silver, net of by-product credits.
• Record mine operating earnings(3) of $409.1 million.
• Record net earnings of $354.1 million, or $3.31 per share.
• Record adjusted earnings(4) of $252.3 million, or $2.37 per share.
• Record cash flow from operations before changes in working capital(5) of $347.4 million or $3.26 per share.
• Record revenue of $855.3 million.
• Cash and short term investments of $491.2 million at December 31, 2011.
• Working capital of $566.4 million at December 31, 2011.
• Invested approximately $94 million to repurchase approximately 3.6 million shares of the Company under the Company's normal course issuer bid, or approximately 3.3% of the Company’s issued and outstanding stock(6).
• Paid total cash dividends of $0.10 per common share.

2012 Forecast and Plans
• Complete the acquisition of Minefinders by the end of Q1 2012.
• Produce 21.5 to 22.5 million ounces of silver at cash costs of $12.50 to $13.50 per ounce, net of by-product credits.
• Assuming the successful acquisition of Minefinders, the Company’s production could increase to production of 24.1 to 25.1 million ounces of silver, while gold production could rise from 75,000 to 80,000 ounces to 131,000 to 136,000 ounces of gold(7), which includes nine months of  estimated production from the Dolores mine.
• Finalize a Feasibility Study for the Navidad development project.
• Finalize a Feasibility Study for the La Preciosa development project.

(1) Financial information in this news release is based on International Financial Reporting Standards (“IFRS”); results are unaudited; percentages compare period-on-period.
(2) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company’s method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company’s cash costs per ounce may not be comparable to similarly titled measures used by other entities.  See “Financial and Operating Highlights” below for a reconciliation of this measure to the Company’s production costs, depreciation and amortization, and royalties.
 (3) Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations.  Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties.  The Company and certain investors use this information to evaluate the Company’s performance.
(4) Adjusted earnings  is a non-GAAP measure calculated as net earnings for the period adjusting for the gain or loss recorded on fair market value adjustments on the Company’s outstanding warrants. The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from outstanding warrants, which may be volatile from period to period.
 (5) Cash flow from operations before changes in working capital is a non-GAAP measure. This non-GAAP measure is used by the Company to manage and evaluate operating performance and the Company considers this measure to better reflect normalized cash flow generated by operations. Cash flow from operations per share is a non-GAAP measure. Cash flow from operations before changes in working capital per share is used as a measure of return on capital and is calculated using cash flow from operations, before working capital changes, divided by basic weighted average shares outstanding.
(6) Percentage refers to the total number of issued and outstanding shares of the Company at the beginning of the normal course issuer bid.
(7) To illustrate the potential positive impact from the Minefinders acquisition, the forecast represents Pan American’s 2012 planned production consolidated with Dolores’ actual production achieved in the last nine months of 2011.

Commenting on the fourth quarter and fiscal 2011 results, Geoff Burns, President and CEO said; “The fourth quarter was not our best production quarter, but we still generated very respectable earnings and cash flows.  As for the full year, the results speak for themselves, record sales, record operating cash flows, and record earnings”.  Burns added, “We have resolved the fourth quarter production issues at Manantial Espejo and Alamo Dorado to start 2012 in excellent shape and in spite of the rising cost trend that the whole industry is facing, our operating margins remain strong and we are poised to repeat the financial success we enjoyed in 2011.”

Financial Results

Pan American posted strong adjusted earnings and cash flows for the fourth quarter of 2011.  Adjusted earnings generated by the Company’s seven operations rose 15% from the last quarter of 2010 to $64.5 million, or $0.61 per share.  The increase was directly attributable to higher realized prices for all metals produced by the Company and lower taxes, partially offset by increased production costs and depreciation and amortization expenses.  For the full year 2011, the Company’s consolidated adjusted earnings grew more than three-fold to a record $252.3 million, or $2.37 per share.  Earnings were boosted by higher realized metals prices for all metals sold by the Company, which more than offset higher direct operating costs and increased depreciation and amortization charges.

The Company’s revenue during the fourth quarter of 2011 rose to $212.4 million, 9% higher as compared to sales recorded in the last quarter of 2010.  The increase resulted from significantly higher metal prices, partially offset by lower quantities of metals sold.  Revenue for the full year 2011 surged to a record $855.3 million, or 32% higher than in the previous year.

In 2011, the Company realized average prices for silver and gold of $35.03 per ounce and $1,568 per ounce respectively, an increase of 76% and 29% over 2010, respectively.  Realized prices for all base metals produced by the Company also trended higher with copper, zinc and lead averaging $8,625 per tonne, $2,208 per tonne and $2,402 per tonne, respectively.  On an annualized basis, silver accounted for 74% and gold accounted for 12% of the Company’s revenue, while zinc, lead and copper contributed a combined 14% of total revenue.

Mine operating earnings generated during the final quarter of 2011 were $88.3 million, 2% less than in the comparable period of 2010.  The slight decline was mainly the result of lower quantities of precious metals sold, and by higher operating costs resulting from higher labour and energy expenses at the Peruvian, Argentinean and Bolivian operations.  Mine operating earnings for the full year 2011 were $409.1 million, an all-time high and an increase of 70% as compared to 2010.

Cash flow from operations, before changes in operating working capital was $79.2 million, or $0.74 per share during the fourth quarter of 2011, similar to the comparative period of 2010.  2011 annual cash flow from operations, before changes in operating working capital, rose 60% from the previous year to an all-time record of $347.4 million, or $3.26 per share.

At December 31, 2011, Pan American had cash and short term investments of $491.2 million and the Company’s working capital grew by approximately $136.5 million to $566.4 million.  The Company remains debt free, except for some minor capital leases for facilities and equipment in the amount of $31.6 million.

Additionally, during the last quarter of 2011 the Company repurchased approximately 2.6 million shares under its normal course issuer bid for total consideration of approximately $66 million.  As of December 31, 2011, the Company had executed 66.4% of the total allowed under the 12-month program, decreasing the Company’s issued and outstanding shares to 104,492,743.

The Company’s effective tax rates vary considerably between periods and from the amounts that would result from applying the Canadian statutory income tax rates to earnings before income taxes.  The main factors which have affected the effective tax rates for the quarter (18%) and year ended December 31, 2011 (25%) and the comparable periods of 2010 (118% & 84% respectively) were the unrealized gains and losses on the Company’s warrants position, foreign income tax rate differentials and foreign exchange gains and losses.  Although these and other factors will continue to cause volatility in the future, the Company expects that the effective tax rate for 2012 would be between 30% - 35%.

Production and Operations

During the fourth quarter of 2011, the Company produced 5.3 million ounces of silver and 17,239 ounces of gold, a decrease of 6% and 10%, respectively from the last quarter of 2010.  Production was below expectations primarily due to three events: (i) a two-week unplanned plant shutdown to facilitate the repair of the trunion bearing of the primary ball mill at Manantial Espejo, (ii) poor mobile mine equipment availability due to the heightened restrictions on imports in Argentina, which impaired the flow of spare parts for mobile equipment and resulted in a reduction in mined tonnage at Manantial Espejo, and (iii) a decision to complete the in-pit Phase 3 exploration drilling program at Alamo Dorado, which restricted our ability to mine fresh ore.

The Company’s Mexican operations continued to be Pan American’s largest silver producers with Alamo Dorado producing 1.2 million ounces and La Colorada a close second with silver production of 1.1 million ounces during the current quarter.

Pan American’s Peruvian operations produced a total of 1.4 million ounces of silver, 37% below production during the 4th quarter of 2010, but within management’s revised forecast following the Company’s decision to demobilize a significant number of contractors at Huaron and Morococha.  At Huaron, silver production for the fourth quarter of 2011 was essentially flat as compared to 2010, with reduced throughput rates offset by higher silver grades and recoveries.

At Morococha, silver production fell 35% to 0.4 million ounces on lower mining rates and reduced ore grades, as efforts focused on miner training, in-fill drilling, infrastructure improvements and, more importantly, increased development rates.  Underground development rates at Morococha increased to over 4,300 meters during the fourth quarter of 2011, a 20% increase from the third quarter of 2011.  In January 2012, both Huaron and Morococha posted improving results, producing approximately 0.3 and 0.2 million ounces of silver, respectively.

During the last quarter of 2011, the San Vicente mine increased silver production by 25% compared to the same quarter of 2010 to 0.8 million ounces, in large part due to higher throughput.

Due to the issues previously mentioned, fourth quarter production at Manantial Espejo was 0.8 million ounces of silver and 11,114 ounces of gold, or 18% and 11% less than a year ago, respectively and well below expectations.  However, with the repair to the ball mill complete, January 2012 production was back to normal levels at approximately 0.3 million ounces of silver and 5,200 ounces of gold.

In 2011, Pan American’s silver production reached 21.9 million ounces.  As was the case in 2010, Alamo Dorado and La Colorada were the Company’s largest silver producers with output of 5.3 million ounces and 4.3 million ounces, respectively.  Manantial Espejo and San Vicente contributed 3.8 million ounces and 3.1 million ounces of silver, while Huaron, Morococha, and Quiruvilca contributed 2.8 million, 1.7 million and 0.9 million ounces of silver, respectively.

Gold production in 2011 was 78,426 ounces, a decrease of 12% in comparison to 2010, primarily due to the plant shut down and poor mobile equipment availability at Manantial Espejo.  Consolidated base metal production during 2011 was 37,234 tonnes of zinc, 12,701 tonnes of lead, both about 5% above expectations, and 4,544 tonnes of copper, which was in-line with expectations.

Consolidated cash costs for the fourth quarter of 2011 rose to $11.18 per ounce of silver, net of by-product credits due to a 17% increase in operating costs and a 6% reduction in ounces of silver produced.  2011 consolidated cash costs were $9.44 per ounce of silver, net of by-product credits, a 66% increase from the $5.69 recorded in 2010 and a direct reflection of the cost escalation that has been affecting the entire mining industry in addition to the increases in tariffs and royalties that Pan American pays primarily in Bolivia and Argentina, which increase when the price of silver increases.

2012 Outlook – Current Operations

In 2012 the Company expects silver production to be between 21.5 and 22.5 million ounces, as planned increases in production at Manantial Espejo and San Vicente will likely be offset by a slight decline in production at Alamo Dorado.  Inflationary cost pressures, led by increasing labor demands, increasing smelter charges and increased royalties are expected to continue throughout 2012 and management estimates that direct site operating expenses will rise approximately 10% on a consolidated basis.  In addition, management is forecasting a modest decline in the Company’s base metal by-product production, partially off-set by a small increase in gold production.  The combined effect of the increased operating expenses and slight decline in by-product credits means that the Company expects an increase in cash costs to between $12.50 and $13.50 per ounce of silver in 2012, net of by-product credits.

In 2012, the Company is also forecasting production of 75,000 to 80,000 ounces of gold, 33,000 to 34,000 tonnes of zinc, 11,000 to 11,500 tonnes of lead and 2,500 to 3,000 tonnes of copper.  Planned silver production and cash costs for each of Pan American’s existing operations are detailed below:

	2012 Estimated Silver Production Million Ounces	2012 Estimated Cash Costs(1) Per Ounce US$
Huaron	2.7 to 2.8	$20.90 to $22.70
Morococha	1.7 to 1.8	$24.60 to $26.50
Quiruvilca (2)	Approximately 0.2	$31.30
San Vicente	3.4 to 3.5	$18.40 to $18.70
La Colorada	4.1 to 4.3	$9.50 to $9.90
Alamo Dorado	5.1 to 5.4	$6.40 to $6.80
Manantial Espejo	4.3 to 4.5	$8.60 to $10.40
TOTAL	21.5 to 22.5	$12.50 to $13.50

(1) For purposes of estimating 2012’s cash costs, the Company assumed the following price levels for its by-product production: Zn $1,900/tonne; Pb $2,000/tonne; Cu $7,300/tonne; Au $1,600/oz.
(2) The forecast for Quiruvilca only includes estimates for the first quarter of 2012.  The Company is currently assessing strategic alternatives for the mine, which may include continued operations, divestiture, or placing the mine on care and maintenance.

Growth Projects

At the Navidad project in the province of Chubut, Argentina, the Company invested $16.4 million in project development during the fourth quarter of 2011.  Work focused on activities geared towards the completion of a Feasibility Study and included: the completion of the expanded 2011 exploration program to carry out infill drilling of known deposits, updating Mineral Resource estimates, the completion of additional metallurgical tests, project design and production plan optimization, and the completion of the Environmental Impact Assessment.  In addition, the Company continued to invest in community relations and support initiatives to improve communication with the public, expand the understanding of mining activities and their potential impact and help the local communities that continue to endure the prolonged effects of ash fall from a volcanic eruption.  During 2011, Pan American invested a total of $33.2 million in development activities at Navidad, not including $17 million the Company spent to purchase equipment for the future Navidad processing plant.

The province of Chubut still prohibits the open pit exploitation of mineral deposits.  However, the legislative environment is improving, as evidenced by the fact that in January of 2012, the neighbouring province of Rio Negro, where Pan American’s Calcatreu gold deposit is located, revoked the ban on the use of sodium cyanide in mineral processing.  There is no doubt that the Central Meseta region, which straddles the border between Chubut and Rio Negro, would greatly benefit from the investment and related economic activity that the responsible development of mining projects like Navidad would provide.  The Company remains confident that the restrictive legislation in Chubut will be amended during 2012 to allow for the development of Navidad.  In 2012, Pan American expects to invest $22.8 million to complete a Feasibility Study for Navidad.

At the La Preciosa joint-venture project in Mexico, the Company invested $0.7 million during the last three months of 2011 to complete an alternative development evaluation in advance of completing a full Feasibility Study in 2012.  During 2011, Pan American invested a total of $2.4 million at La Preciosa and management expects to invest approximately $1 million in the first quarter of 2012 to advance the project’s Feasibility Study.

In 2012, Pan American is planning to invest approximately $87.7 million in sustaining capital at its seven operating mines, including $15.5 million for brownfield exploration.  In addition, the Company expects to spend another $7.8 million in selected greenfield exploration activities.

Proposed Acquisition of Minefinders

On January 23, 2012, Pan American and Minefinders announced that they had entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Pan American will acquire all of the issued and outstanding common shares of Minefinders by way of a plan of arrangement.  Under the terms of the Arrangement Agreement, Minefinders shareholders will be entitled to elect to receive, in exchange for each Minefinders share held, either: (i) 0.55 shares of Pan American and CDN$1.84 in cash; or (ii) 0.6235 shares of Pan American; or (iii) CDN$15.60 in cash, subject to pro-ration under total aggregate cash and share pools.  The consideration represents a total offer value of CDN$15.60 per Minefinders share and implies a total transaction value of CDN$1.38 billion.  Following completion of the transaction, former Minefinders securityholders will own up to approximately 32% of Pan American, on a fully-diluted basis.  The Arrangement Agreement was amended by Pan American and Minefinders pursuant to an amendment agreement dated February 14, 2012 (the “Amendment Agreement”).  The Arrangement Agreement and the Amendment Agreement can be obtained under Pan American’s profile on SEDAR at www.sedar.com.

The proposed acquisition is subject to approval by Pan American’s shareholders and Mindefinders’ securityholders, and the terms and conditions for the proposed transaction will be summarized in the management information circulars to be provided to Pan American’s shareholders and Minefinders’ securityholders.  The Company expects that its management information circular relating to the acquisition will be mailed out to its shareholders on or about Friday, February 24, 2012 and that a special meeting of the Company’s shareholders will take place on March 26th, 2012.  If approved by Pan American’s shareholders and Minefinders’ securityholders, the Company expects to complete the proposed transaction on or about March 30, 2012.

Management and the Company’s Board of Directors fully support the proposed acquisition and, assuming all necessary approvals are obtained and the transaction completes, believe that significant strategic benefits to Pan American’s shareholders resulting from the acquisition will include: (i) enhanced operating and development portfolio diversification towards producing assets, (ii) additional near-term cash flow, (iii) creation of the leading growth profile in the silver sector, (iv) a meaningful reduction our average silver cash costs across our production portfolio, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration (vi) a number of attractive near-term opportunities to drive production growth, and (vii) a strong balance sheet and access to capital; and (viii) increases the Company’s exposure to the prices of silver and gold.

Assuming the necessary approvals are obtained and the transaction completes, the addition of the Dolores mine’s production to Pan American’s current portfolio of producing assets should have a significant positive impact on the Company’s 2012 forecast (Note: technical information contained in this press release relating to Minefinders has been reviewed by Mark H. Bailey, M.Sc. P.Geo., who is Minefinders’ Qualified Person for the purposes of NI 43-101).  The additional ounces from Dolores are also expected to meaningfully reduce Pan American’s silver cash costs.  To illustrate the potential positive impact to silver and gold production, the following table shows Pan American’s forecasted production for 2012, consolidated with Dolores’ actual production achieved in the last nine months of 2011:

	2012 Estimated Silver Production (Million Ounces)	2012 Estimated Gold Production (Ounces)
PAAS Current Operations	21.5 to 22.5	75,000 to 80,000
Dolores (1)	2.6	56,000
TOTAL	24.1 to 25.1	131,000 to 136,000

(1)Assuming a March 30, 2012 closing, Pan American will only consolidate 9 months of Dolores‘ mine production in 2012 and as such are using the Dolores‘ mine actual production for the nine-month period from April 1, 2011 to December 31, 2011.  The production figures contained in this press release relating to the Dolores mine are based on actual production figures announced by Minefinders by way of a news release dated January 9, 2012.

On a silver-equivalent basis, using a silver-gold ratio of 53 to one (at assumed prices of $30 per ounce of silver and $1,600 per ounce of gold), Pan American’s 2012 consolidated silver-equivalent production would rise from approximately 26 to 27 million ounces to approximately 31 to 32 million ounces.

Commenting on the proposed acquisition, Geoff Burns, President & CEO, said, “This is very much a strategic de-risking transaction for Pan American.  Acquiring Minefinders, with its Dolores property adds a proven, long-life, low-cost operating mine with significant reserves and resources and outstanding exploration and expansion potential.  It clearly increases and diversifies our operating and cash flow base into a highly preferred mining jurisdiction”.

***

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver Mineral Reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro, Argentina and is the operator of the La Preciosa joint venture project in Durango, Mexico.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101. Neither Pan American nor Messrs. Steinmann or Wafforn accept any responsibility in respect of technical information of Minefinders contained in this press release.

Pan American will host a conference call to discuss the results on Thursday, February 23, 2012 at 11:00 am ET (08:00 am PT). To access the conference, North American participants dial toll free 1-800-319-4610. International participants dial 1-604-638-5340. A live audio webcast can be accessed at https://services.choruscall.com/links/pan120223.html Listeners may also gain access by logging on at www.panamericansilver.com. The call will be available for replay for one week after the call by dialing 1-604-638-9010 and entering code 6218 followed by # sign.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR

 INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND THE TIMING OF SUCH PRODUCTION; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, PAN AMERICAN’S SHAREHOLDERS AND MINEFINDERS’ SECURITYHOLDERS APPROVING THE ACQUISITION OF MINEFINDERS BY PAN AMERICAN AND THE COMPLETION OF THE ACQUISITION; LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; THE RECENT CHANGES TO THE LAWS OF BOLIVIA WITH RESPECT TO MINING, AND LAWS IN ARGENTINA WHICH IMPACT PAN AMERICAN’S ABILITY TO REPATRIATE FUNDS; THE ABILITY OF THE COMPANIES TO MAINTAIN AND REPAIR EQUIPMENT NECESSARY TO OPERATE THEIR MINES, PARTICULARLY FOR EXAMPLE, IN LIGHT OF RECENT CHANGES TO IMPORT AND EXPORT RESTRICTIONS IN ARGENTINA; FUTURE SUCCESSFUL EXPANSION OF MINEFINDERS’ DOLORES MINE AND DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER  DEVELOPMENT PROJECTS OF THE COMPANIES, INCLUDING THE ADDITION OF A MILL AT MINEFINDERS’ DOLORES MINE; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OFRELEASE OF TECHNICAL OR OTHER REPORTS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010
Consolidated Financial Highlights (in thousands of U.S. Dollars)
(Unaudited)

Net income (loss) for the period	$95,467	$(5,837)	$354,146	$15,707
Earnings (loss) per share attributable to common shareholders	$0.89	$(0.06)	$3.31	$0.13
Adjusted earnings for the period(1)	$64,473	$55,855	$252,318	$106,368
Adjusted earnings per share	$0.61	$0.52	$2.37	$0.99
Mine operating earnings(2)	$88,270	$89,775	$409,125	$241,115
Cash flow from operations before changes in working capital(3)	$79,158	$80,855	$347,359	$217,242
Capital spending	$(41,890)	$(24,279)	$(123,579)	$(78,010)
Cash and short-term investments	$491,222	$360,504	$491,222	$360,504
Working capital(4)	$566,430	$429,929	$566,430	$429,929

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	1,147,571	1,188,648	4,625,847	4,657,936
Silver metal - ounces	5,334,537	5,667,665	21,853,582	24,285,794
Gold metal - ounces	17,239	19,249	78,426	89,556
Zinc metal - tonnes	10,730	10,509	37,234	43,103
Lead metal - tonnes	3,400	3,527	12,701	13,628
Copper metal - tonnes	1,173	1,261	4,544	5,221

Consolidated Cost per Ounce of Silver (net of by-product credits)(5)

Total cash cost per ounce	$11.18	$6.61	$9.44	$5.69
Total production cost per ounce	$16.74	$10.54	$13.51	$9.51

Payable ounces of silver (used in cost per ounce calculations)	5,020,804	5,410,003	20,753,040	23,224,367

(1) Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting the gain or loss recorded on fair market value adjustments on the Company’s outstanding warrants.
(2) Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations. Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties. The Company and certain investors use this information to evaluate the Company’s performance.
(3) Cash flow from operations before changes in working capital is a non-GAAP measure. This non-GAAP measure is used by the Company to manage and evaluate operating performance and the Company considers this measure to better reflect normalized cash flow generated by operations. Cash flow from operations before changes in working capital is calculated by taking cash flow from operations before interest and income taxes less the working capital adjustments and current income tax expense. Investors are cautioned that this measure is not defined in current GAAP and there is no comparable measure defined in GAAP.
(4) Working capital spending is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(5) Consolidated cost per ounce of silver is a non-GAAP measure. Refer to the cash costs and total production costs per ounce of payable silver reconciliation on page 11 for a breakdown of the calculation.

Mine Operations Highlights
	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010

Huaron Mine

Tonnes milled	166,544	195,648	614,437	704,094
Average silver grade – grams per tonne	179	162	177	171
Average zinc grade – percent	2.67%	2.49%	2.46%	2.43%
Average silver recovery - percent	80.4%	75.0%	79.1%	77.3%
Silver – ounces	770,128	763,529	2,768,768	2,987,280
Gold – ounces	280	576	1,339	1,525
Zinc – tonnes	2,947	2,820	9,555	10,216
Lead – tonnes	1,548	1,222	4,865	4,346
Copper – tonnes	355	396	1,278	1,654

Total cash cost per ounce (1)	$14.84	$11.86	$14.03	$12.35
Total production cost per ounce (1)	$21.01	$13.62	$16.89	$13.98

Payable ounces of silver	688,276	700,078	2,491,190	2,753,906

Morococha Mine*

Tonnes milled	122,834	151,780	483,104	619,819
Average silver grade – grams per tonne	118	146	128	152
Average zinc grade – percent	3.31%	2.42%	2.74%	2.88%
Average silver recovery - percent	86.1%	87.0%	86.1%	87.0%
Silver – ounces	401,354	621,289	1,711,668	2,632,790
Gold – ounces	445	622	1,691	2,329
Zinc – tonnes	3,244	3,080	10,676	15,228
Lead – tonnes	641	1,022	3,050	4,927
Copper – tonnes	377	398	1,522	1,532

Total cash cost per ounce (1)	$24.92	$5.18	$16.11	$4.43
Total production cost per ounce (1)	$40.07	$7.96	$22.19	$7.13

Payable ounces of silver	349,617	555,351	1,520,702	2,338,121

*Production and cost figures are for Pan American’s share only. Pan American’s ownership was 92.2%.

Quiruvilca Mine

Tonnes milled	72,116	82,571	295,378	323,427
Average silver grade – grams per tonne	100	136	114	141
Average zinc grade – percent	3.07%	3.74%	3.06%	3.58%
Average silver recovery - percent	81.5%	83.8%	81.2%	84.7%
Silver – ounces	189,364	301,782	880,873	1,245,030
Gold – ounces	392	478	1,687	1,801
Zinc – tonnes	1,910	2,671	7,745	10,058
Lead – tonnes	601	825	2,399	2,989
Copper – tonnes	223	311	1,030	1,434

Total cash cost per ounce (1)	$29.10	$3.89	$17.47	$5.87
Total production cost per ounce (1)	$39.93	$4.61	$20.32	$6.56

Payable ounces of silver	154,875	270,666	760,191	1,128,557

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010

Alamo Dorado Mine

Tonnes milled	436,251	414,543	1,848,230	1,675,952
Average silver grade – grams per tonne	102	130	105	147
Average gold grade – grams per tonne	0.34	0.37	0.33	0.38
Average silver recovery – percent	83.8%	85.4%	83.6%	88.4%
Silver – ounces	1,233,181	1,351,451	5,299,841	6,721,258
Gold – ounces	3,966	4,013	16,607	16,746
Copper – tonnes	8	24	66	89

Total cash cost per ounce (1)	$5.45	$3.40	$4.80	$3.16
Total production cost per ounce (1)	$8.76	$7.81	$8.29	$7.41

Payable ounces of silver	1,229,021	1,344,999	5,278,892	6,683,134

La Colorada Mine

Tonnes milled	105,500	87,496	404,533	345,697
Average silver grade – grams per tonne	352	379	369	378
Average silver recovery – percent	89.6%	88.6%	89.5%	88.0%
Silver – ounces	1,068,800	945,753	4,295,783	3,701,568
Gold – ounces	1,043	1,148	4,104	4,312
Zinc – tonnes	1,129	915	4,466	2,940
Lead – tonnes	610	458	2,388	1,366

Total cash cost per ounce (1)	$9.26	$7.88	$7.74	$8.59
Total production cost per ounce (1)	$11.45	$9.14	$8.99	$9.73

Payable ounces of silver	1,018,608	900,513	4,093,851	3,537,905

San Vicente Mine*

Tonnes milled	77,760	67,681	282,960	271,483
Average silver grade – grams per tonne	368	347	382	389
Average zinc grade – percent	2.44%	2.03%	2.26%	2.29%
Average silver recovery – percent	91.5%	89.3%	90.1%	89.1%
Silver – ounces	842,157	674,908	3,130,145	3,033,046
Zinc – tonnes	1,501	1,023	4,792	4,661
Copper – tonnes	210	132	649	512

Total cash cost per ounce (1)	$13.35	$9.08	$13.48	$8.21
Total production cost per ounce (1)	$15.67	$13.38	$17.14	$12.07

Payable ounces of silver	752,514	630,957	2,849,243	2,823,869

*Production and cost figures are for Pan American’s share only. Pan American’s ownership was 95%.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010

Manantial Espejo Mine

Tonnes milled	166,567	188,929	697,205	717,463
Average silver grade – grams per tonne	167	187	185	191
Average gold grade – grams per tonne	2.27	2.23	2.48	2.81
Average silver recovery – percent	89.3%	91.7%	90.2%	90.5%
Average gold recovery – percent	94.6%	95.1%	95.1%	94.7%
Silver – ounces	829,553	1,008,953	3,766,504	3,964,822
Gold – ounces	11,114	12,411	52,998	62,843

Total cash cost per ounce (1)	$7.85	$6.08	$7.36	$1.61
Total production cost per ounce (1)	$18.34	$14.53	$15.89	$10.16

Payable ounces of silver	827,894	1,007,439	3,758,971	3,958,874

(1)
Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to production costs, depreciation and amortization and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by Canadian GAAP as an indicator of performance. A reconciliation is shown below.

Cash Costs and Total Production Costs per Ounce of Payable Silver
(net of by-product credits) (Unaudited in thousands of US dollars)

		Three months ended December 31,		Twelve months ended December 31,
		2011	2010	2011	2010

Production costs		$94,818	$80,852	$341,363	$307,787
Depreciation and amortization		23,463	20,472	82,756	83,084
Royalties		5,810	4,547	22,031	14,567
		124,091	105,871	446,150	405,438
Add/(Subtract)
Depreciation and amortization		(23,463)	(20,472)	(82,756)	(83,084)
Smelting, refining, and transportation charges		16,076	16,849	64,132	66,441
By-product credits		(59,437)	(65,483)	(255,820)	(253,925)
Workers participation and voluntary payments		(181)	(2,552)	(5,632)	(6,230)
Change in inventories		(4,698)	4,137	30,103	10,620
Other		4,993	(2,040)	3,765	(5,091)
Minority interest adjustment		(1,268)	(560)	(4,099)	(2,114)
Cash Operating Costs	A	56,113	35,750	195,843	132,055

Add/(Subtract)
Depreciation and amortization		23,463	20,472	82,756	83,084
Asset retirement and reclamation		896	732	3,268	2,929
Change in inventories		4,361	667	659	4,611
Other		(240)	(337)	(817)	(755)
Minority interest adjustment		(541)	(274)	(1,334)	(1,108)
Production Costs	B	$84,052	$57,010	$280,377	$220,816

Payable Ounces of Silver	C	5,020,804	5,410,003	20,753,040	23,224,367
Total Cash Operating Costs per Ounce	A/C	$11.18	$6.61	$9.44	$5.69
Total Production Costs per Ounce	B/C	$16.74	$10.54	$13.51	$9.51

Pan American Silver Corp.
Consolidated Statements of Financial Position
As at December 31, 2011, December 31, 2010 and January 1, 2010
(Unaudited in thousands of U.S. dollars)
	December 31, 2011	December 31, 2010	January 1, 2010
Assets
Current Assets
Cash	$262,901	$179,921	$100,474
Short-term investments at fair value	228,321	180,583	92,623
Trade and other receivables	71,417	66,893	66,059
Income taxes receivable	2,542	87	12,132
Current portion of refundable tax	32,016	-	-
Inventories	135,696	106,854	93,446
Derivative financial instruments	-	-	160
Prepaid and other current assets	9,343	6,520	2,568
	742,236	540,858	367,462
Non-current assets
Mineral property, plant and equipment, net	1,189,708	1,161,323	1,177,076
Long-term refundable tax	10,253	28,171	11,909
Deferred tax assets	4,170	6,826	7,351
Other assets	5,429	1,618	6,521
Total Assets	$1,951,796	$1,738,796	$1,570,319

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$78,258	$77,662	$90,591
Provisions	2,341	3,450	4,948
Current portion of finance lease	20,841	118	620
Current income tax liabilities	74,366	29,699	4,021
	175,806	110,929	100,180
Non-current liabilities
Provisions	59,052	74,016	57,273
Deferred tax liabilities	54,919	49,804	33,872
Share purchase warrants	23,651	127,890	43,919
Long-term portion of finance lease	10,824	5,360	-
Other long-term liabilities	25,457	20,788	20,788
Total Liabilities	349,709	388,787	256,032

Equity
Capital and reserves
Issued capital (authorized: 200,000,000 common shares of no par value)	1,243,241	1,276,887	1,206,647
Share option reserve	8,631	7,022	6,349
Accumulated other comprehensive income	2,146	7,698	1,452
Retained earnings	339,821	49,751	83,875
Total Equity attributable to equity holders of the Company	1,593,839	1,341,358	1,298,323
Non-controlling interest	8,248	8,651	15,964
Total Equity	1,602,087	1,350,009	1,314,287
Total Liabilities and Equity	$1,951,796	$1,738,796	$1,570,319

Pan American Silver Corp.
Consolidated Income Statements
(Unaudited in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010
Revenue	$212,361	$195,646	$855,275	$646,553
Production costs	(94,818)	(80,852)	(341,363)	(307,787)
Depreciation and amortization	(23,463)	(20,472)	(82,756)	(83,084)
Royalties	(5,810)	(4,547)	(22,031)	(14,567)
Mine operating earnings	88,270	89,775	409,125	241,115

General and administrative	(5,068)	(5,900)	(18,291)	(17,109)
Exploration and project development	(8,804)	(433)	(27,727)	(24,527)
Doubtful account provision	-	(1,461)	-	(4,754)
Foreign exchange gains (losses)	2,366	3,168	(8,126)	1,686
(Losses) gains on commodity and foreign currency contracts	(272)	(201)	681	(237)
Gains on sale of assets	136	76	1,190	651
Other income	10,079	2,563	15,728	4,527
Earnings from operations	86,707	87,587	372,580	201,352

Gains (losses) on derivatives	30,994	(61,692)	101,828	(90,661)
Investment income	936	527	3,055	961
Interest and finance expense	(1,920)	(1,683)	(6,199)	(5,730)
Earnings before income taxes	116,717	24,739	471,264	105,922
Income taxes	(21,250)	(30,576)	(117,118)	(90,215)
Net earnings (loss) for the period	$95,467	$(5,837)	$354,146	$15,707

Attributable to:

Equity holders of the Company	$95,356	$(6,324)	$352,494	$13,711
Non-controlling interests	111	487	1,652	1,996
	$95,467	$(5,837)	$354,146	$15,707
Earnings per share attributable to common shareholders
Basic earnings (loss) per share	$0.89	$(0.06)	$3.31	$0.13
Diluted earnings (loss) per share	$0.89	$(0.11)	$3.29	$0.09

Weighted average number of shares outstanding
(in thousands)
Basic	106,563	107,227	106,434	106,969
Diluted	106,679	107,526	106,655	107,575

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010
Net earnings (loss) for the period	$95,467	$(5,837)	$354,146	$15,707

Unrealized net gains (loss) on available for sale non-monetary securities (net of zero dollars tax)	(196)	4,284	(3,979)	6,544
Reclassification adjustment for net loss included in earnings (loss)	(386)	(113)	(1,573)	(297)
Total comprehensive income (loss) for the period	$94,885	$(1,666)	$348,594	$21,954

Total comprehensive income (loss) attributable to:
Equity holders of the Company	$94,774	$(2,153)	$346,942	$19,958
Non-controlling interest	111	487	1,652	1,996
	$94,885	$(1,666)	$348,594	$21,954

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(Unaudited In thousands of U.S. dollars)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010
Cash flow from operating activities
Net earnings for the period	$95,467	$(5,837)	$354,146	$15,707

Current Income tax expense	22,521	27,580	109,342	73,760
Deferred income tax provision	(1,271)	2,996	7,776	16,455
Depreciation and amortization	23,463	20,472	82,756	83,084
Accretion on closure and decommissioning provision	897	917	3,268	3,668
Unrealized gains on foreign exchange	(9,627)	(2,209)	(1,071)	(624)
Doubtful account provision	-	1,461	-	4,754
Stock-based compensation expense	430	1,518	3,502	4,028
Unrealized losses (gains) on commodity contracts	929	(79)	-	160
(Gains)/losses on derivatives	(30,994)	61,692	(101,828)	90,661
Gains on sale of assets	(136)	(76)	(1,190)	(651)
Operating cash flows before movements in working capital, interest and income taxes	101,679	108,435	456,701	291,002

Changes in assets and liabilities:
Trade and other receivables	17,633	(7,867)	(8,595)	(3,569)
Inventories	1,168	(4,212)	(28,416)	(12,097)
Prepaid expenditures	(506)	(2,008)	(2,799)	(3,908)
Accounts payable and accrued liabilities	(9,435)	(2,014)	2,631	7,029
Provisions	(379)	550	(2,256)	(77)
Cash generated from operations before interest and income taxes	110,160	92,884	417,266	278,380
Interest paid	(232)	(7)	(557)	(137)
Interest received	545	414	1,482	664
Income taxes paid	(5,506)	(10,085)	(58,736)	(36,651)
Net cash generated from operating activities	104,967	83,206	359,455	242,256
Cash flow from investing activities
Payments for mineral property, plant and equipment	(41,890)	(24,279)	(123,579)	(78,010)
Net purchase of short term investments	(36,583)	(41,630)	(51,071)	(80,162)
Proceeds from sale of mineral property, plant and equipment	152	95	1,297	1,337
Net refundable tax (paid) and other asset expenditures	3,859	2,222	(3,915)	(3,922)
Net cash used in investing activities	(74,462)	(63,592)	(177,268)	(160,757)

Cash flow from financing activities
Proceeds from issue of equity shares	1,047	8,726	4,453	11,887
Shares repurchased and cancelled	(66,092)	-	(94,033)	-
Net proceeds (repayments) from advances on metal shipments	-	(886)	-	(5,630)
Dividends paid	(3,223)	(2,680)	(11,316)	(8,026)
Net contributions/(distributions) from non-controlling interests	226	(312)	1,487	(992)
Net cash (used in) generated from financing activities	(68,042)	4,848	(99,409)	(2,761)
Net (decrease) increase in cash	(37,537)	24,462	82,778	78,738
Cash at the beginning of the period	299,488	154,442	179,921	100,474
Effects of exchange rate changes on the balance of cash	950	1,017	202	709
Cash at the end of the period	$262,901	$179,921	$262,901	$179,921

Supplemental Cash Flow Information
Significant Non-Cash Items
Equity issued to acquire non-controlling interest of Aquiline Resources Inc.	$-	$-	$-	$43,532
Warrants issued to acquire non-controlling interest of Aquiline Resources Inc.	$-	$-	$-	$3,986
Fair value adjustment of warrants exercised	$1,972	$10,677	$2,410	$10,677
Advances received for construction and equipment leases	$6,360	$5,360	$22,111	$5,360
Stock compensation issued to employees and directors	$1,265	$1,729	$1,329	$2,490